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SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortigent Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Fortigent, LLC, 2600 Tower Oaks Boulevard, Suite 500
(No. and Street)

Rockville (City) Maryland (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Putterman (301) 816-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Philipson & Company
(Name – *if individual, state last, first, middle name*)

8601 Georgia Avenue, Suite 1001, Silver Spring, Maryland 20910
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Putterman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortigent Securities Company, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JENNIFER S. YEARWOOD
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires July 9, 2011

Jennifer S. Yearwood

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTIGENT SECURITIES COMPANY, LLC

DECEMBER 31, 2007

Robert Philipson & Company

FORTIGENT SECURITIES COMPANY, LLC

DECEMBER 31, 2007

TABLE OF CONTENTS

ROBERT
PHILIPSON
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Robert A. Philipson (1898-1983)
Bruce G. Philipson (1927-2004)
Richard L. Philipson
C. William Naron
Joseph M. DeMarino
Diane E. K. Porter
James R. Bergmann, Emeritus

February 26, 2008

Independent Auditors' Report

Fortigent Securities Company, LLC

We have audited the accompanying statement of financial condition of Fortigent Securities Company, LLC (the Company) as December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 6 to the financial statements, the Company is involved in litigation. The ultimate outcome of the litigation cannot be determined at this time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortigent Securities Company, LLC at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROBERT PHILIPSON & COMPANY

8601 Georgia Avenue, Suite 1001 • Silver Spring, Maryland 20910
Phone (301) 608-3900 • Fax (301) 608-0799 • email: RPCO@Philipson.com

FORTIGENT SECURITIES COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 168,133
Accounts Receivable - Parent Company	123,507
Prepaid Expenses	23,289
Total Assets	$ 314,929

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable	$ 2,291
Accounts Payable - Related Party	14,212
Accrued Expenses	10,000
Total Liabilities	$ 26,503
Member's Equity	288,426
Total Liabilities and Member's Equity	$ 314,929

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

FORTIGENT SECURITIES COMPANY, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue:		
Placement Fees		$ 68,368
Expenses:		
Direct Expenses		341,849
Income (Loss) Before Provision for Income Taxes		$ -273,481
Provision for Income Tax Benefits		108,162
Net Income (Loss)		$ -165,319
Member's Equity - Beginning	$ 2,659,199	
Cumulative Effect of Change in Accounting Principle on Beginning Member's Equity	-1,026,922	
Member's Equity - Adjusted Beginning		1,632,277
Contributions to Member's Equity		340,000
Distribution to Member		-1,518,532
Member's Equity - Ending		$ 288,426

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

FORTIGENT SECURITIES COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net Income (Loss)	$	-165,319
Decrease in Accounts Receivable - Related Parties		1,355,847
Increase in Prepaid Expenses		-6,488
Increase in Accounts Payable		2,291
Increase in Accounts Payable - Related Party		14,212
Decrease in Accrued Expenses		-10,000
Net Cash Provided by Operating Activities	$	1,190,543
Cash Flows from Financing Activities:		
Member Contributions to Equity	$	340,000
Distributions to Member		-1,518,532
Net Cash Used in Financing Activities	$	-1,178,532
Increase (Decrease) in Cash	$	12,011
Cash at Beginning of Year		156,122
Cash at End of the Year	$	168,133
Supplemental Information:		
Income Taxes Paid	$	1,042,267

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

FORTIGENT SECURITIES COMPANY, LLC
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was a wholly-owned subsidiary of Lydian Wealth Management Holdings Company (Parent). The Company's Parent is a wholly-owned subsidiary of Lydian Trust Company. On January 1, 2004, the Company, then a corporation, merged with Lydian Securities Company, LLC, which had no assets or liabilities prior to the merger. On December 31, 2006, the Company changed its name to Fortigent Securities Company, LLC.

On March 8, 2007, Lydian Wealth Management Holdings Company transferred its interest in the Company to Fortigent Holdings Company, LLC, also a wholly-owned subsidiary of Lydian Trust Company.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are unconsolidated and only include the accounts of the Company, which is a wholly-owned subsidiary.

Placement Fees

The Company is the placement agent for affiliated hedge funds. The Company charges placement fees to an affiliated company in accordance with the affiliated hedge funds' private placement agreements.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Lydian Trust Company. A provision for income taxes has been included in the financial statements based on the Company's share of Lydian Trust Company's income taxes.

Note 3 – Related Party Transactions

The accounts receivable Parent Company are non-interest bearing accounts receivable from Fortigent Holdings Company (Parent). The December 31, 2007 balance of $123,507 is the Company's share of the provision for income taxes.

The Company is also the placement agent for affiliated hedge funds. Fortigent, LLC (also a wholly-owned subsidiary of Fortigent Holdings Company) pays placement fees to the Company in accordance with the affiliated hedge funds' private placement agreements.

The Company and Fortigent, LLC adopted an expense sharing agreement which provides that Fortigent, LLC will pay the Company's share of overhead expenses such as rent, payroll, supplies, etc.

The Company does reimburse Fortigent, LLC for sales commissions related to the Company's placements of affiliated hedge funds.

The accounts payable-related party are non-interest bearing accounts payable to Fortigent, LLC. The balance at December 31, 2007 is $14,212.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $141,630, which was $136,630 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1871 to 1 at December 31, 2007.

Note 5 – Concentrations

At December 31, 2007, the Company had $68,988 of cash deposits in excess of federally insured limits.

Note 6 – Litigation

In June 2007, a former client filed a complaint in the United States District Court for the Western District of Washington against the Company, Lydian Trust Company and affiliated companies and their successors. Lydian Trust Company agreed to indemnify the affiliated companies' successors for any litigation arising from this matter. The claims arise out of 2002 equity derivatives transactions involving stock owned by the former client. The former client claims monetary damages of no less than $9,589,652

Note 6 – Litigation (continued)

plus pre-judgment interest and attorneys' fees for breach of contract, negligent misrepresentation, breach of fiduciary duty and professional malpractice/negligence.

Trial is currently set for January 20, 2009 and is in the early stage of discovery. The parties have discussed settlement without results and have now agreed to mediation. The ultimate liability to the Company, if any, cannot be reasonably estimated. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 7 – Change in Accounting Principle

Prior to 2007, the Company did not provide for its share of Lydian Trust Company's income taxes. In 2007, the Company elected to provide for income taxes. The cumulative effect of this change is accounting principle is presented in the statement of changes in member's equity. In August 2007, $2,560,799 was paid to the Parent of which $1,042,267 was applied to the income tax liability and $1,518,532 was applied to distribution of member's equity.

SCHEDULE I
FORTIGENT SECURITIES COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net Capital		
Member's Equity from Statement of Financial Condition		$ 288,426
Non-Allowable Assets:		
Prepaid Expenses	$ 23,289	
Accounts Receivable - Parent Company	123,507	
		146,796
Net Capital		$ 141,630
Aggregate Indebtedness:		
Liabilities from Statement of Financial Condition		$ 26,503
Adjustments		0
Total Aggregate Indebtedness		$ 26,503
Compution of Basic Net Capital Requirement:		
Minimum Net Capital Required - 6 2/3% of Aggregate Indebtedness		$ 1,767
Excess Net Capital		$ 136,630
Excess Net Capital at 1000%		$ 138,980
Ratio: Aggregate Indebtedness to Net Capital		0.1871 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report		$ 141,630
Audit Adjustments		0
Net Capital per Above		$ 141,630
Aggregate Indebtedness as Reported in Company's Part II (Unaudited) FOCUS Report		$ 26,503
Audit Adjustment		0
Aggregate Indebtedness per Above		$ 26,503

SEE THE ACCOMPANYING INDEPENDENT AUDITORS' REPORT

SCHEDULE II
FORTIGENT SECURITIES COMPANY, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Pursuant to SEC Rule 15c3-3(k)(2)(i), the Company is exempt from computation for determination of reserve requirements under SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

SEE THE ACCOMPANYING INDEPENDENT AUDITORS' REPORT

RP&CO EST. 1935
ROBERT PHILIPSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Robert A. Philipson (1898-1983)
Bruce G. Philipson (1927-2004)
Richard L. Philipson
C. William Naron
Joseph M. DeMarino
Diane E. K. Porter
James R. Bergmann, Emeritus

February 26, 2008

Fortigent Securities Company, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Fortigent Securities Company, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices. and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(l 1) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8601 Georgia Avenue, Suite 1001 • Silver Spring, Maryland 20910
Phone (301) 608-3900 • Fax (301) 608-0799 • email: RPCO@Philipson.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for it purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROBERT PHILIPSON & COMPANY

END